September 26, 2023
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Mindy Hooker
    Anne McConnell
Re: Traeger, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K
Filed March 16, 2023
File No. 001-40694
To the addressees set forth above:
This letter sets forth the response of Traeger, Inc. (the “Company,” “Traeger”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 14, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 16, 2023 ( “Form 10-K”) and Current Report on Form 8-K filed with the Commission on March 16, 2023 (the “Form 8-K”).
For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.
Form 8-K Filed March 16, 2023
Exhibit 99.1
Reconciliations of and Other Information Regarding Non-GAAP Financial Measures, page 13
1.Based on the information you provided in your response to comment 6 from our letter dated August 22, 2023, it appears to us that the legal expenses you are eliminating from your non-GAAP measures are for legal proceedings that are related to your operations and represent normal, recurring cash operating expenses necessary to operate your business. Although legal expenses may vary from period to period due to the complexity and magnitude of specific legal proceedings, it does not appear to us that this would change the underlying nature of the related expenses. In this regard, we note the class action lawsuit relates to the packaging of your products. In addition, we note disclosures

Securities and Exchange Commission
September 26, 2023

in your filing highlighting the importance of intellectual property to your business. Based on the information you provided, it remains unclear to us how this non-GAAP adjustment is appropriate in light of the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
Response: The Company respectfully acknowledges the Staff’s comment regarding the Company’s adjustments for the legal expenses related to the intellectual property matter noted in the Comment Letter, and advises the Staff that the Company will not adjust for such matter in future filings with the Commission. The Company also respectfully advises the Staff that the Company continues to believe the adjustment for the non-routine legal expenses associated with the class action lawsuit pertaining to its packaging is appropriate because of the extraordinary nature of this matter and the significant costs incurred.
Expenses associated with the class action matter are separate and distinct from recurring, ordinary course legal expenses incurred in the ordinary course of the Company’s business operations. For example, the Company routinely incurs, and does not adjust any of its financial measures for, expenses related to settlements and defense of matters related to ordinary course marketing and advertising matters (e.g., in connection with customer complaints; demand letters; warranty disputes; and otherwise). Such expenses are predictable in magnitude and timing, do not pertain to complex or class action cases, and are, in the opinion of management, normal and expected as it relates to the Company’s operations, business strategy, and industry. For example, the Company’s operations entail the sale of grills and other products to the general public and, as a result, the Company receives customer complaints regarding product quality and satisfaction, and warranty and other demands as part of its ordinary course of business. The packaging lawsuit, on the other hand, is a complex class action lawsuit that is unpredictable in magnitude, has been ongoing for four years, and relates to allegations regarding labeling and the content and composition of two specific flavors of the Company’s wood pellets.
For these reasons, the Company does not consider the expenses incurred in connection with the class action as normal, recurring, cash operating expenses and, therefore, is respectfully of the view that excluding the related expenses from its presentation of Adjusted EBITDA is meaningful, appropriate and not misleading. The Company further advises the Staff that, as mentioned in the Company’s letter of September 6, 2023, it undertakes to specifically characterize and disclose these adjustments within the accompanying footnotes to the reconciliations of and other information regarding non-GAAP financial measures, to the extent such adjustments are material.
2.Your response to comment 7, from our letter dated August 22, 2023, indicates that you used your effective income tax rate to calculate the tax effects of non-GAAP adjustments and that your effective income tax rate is close to zero due to a full tax valuation allowance on net deferred tax assets in certain jurisdictions. It appears to us, in order for the income tax effects of non-GAAP adjustments to include current and deferred income tax expenses that are commensurate with the non-GAAP measure of profitability, as required by Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, you should use the statutory income tax rate to calculate the tax effects of non-GAAP adjustments in periods that you present non-GAAP Adjusted net income. Please advise or revise.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we will revise future filings to use the statutory income tax rate to calculate the tax effect of non-GAAP adjustments for periods in which we present non-GAAP adjusted net income (loss). The Company further advises the Staff that, as mentioned in the Company’s letter of September 6, 2023, it undertakes to specifically disclose within the accompanying footnotes to the reconciliations of and

Securities and Exchange Commission
September 26, 2023

other information regarding non-GAAP financial measures, as to how the income tax effects of non-GAAP adjustments included within adjusted net income (loss) are calculated.

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Securities and Exchange Commission
September 26, 2023

If you have any questions or further comments about this response, please contact me by email at dblosil@traeger.com or by phone at (801) 701-7180.

Sincerely,

Traeger, Inc.

By:	/s/ Dominic Blosil
Name:	Dominic Blosil
Title:	Chief Financial Officer
Cc: (via email)
Jeremy Andrus (Traeger, Inc.)
Shayne Kennedy (Latham & Watkins LLP)
Ross McAloon (Latham & Watkins LLP)